September 23, 2019

VIA EDGAR TRANSMISSION
Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Alison White, Esq.

RE:	Franklin Mutual Series Funds
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No.: 333-233335)
Request for Acceleration

Ladies and Gentlemen:

On behalf of Franklin Mutual Series Funds (the “Registrant") and its principal underwriter, Franklin Templeton Distributors, Inc., pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended we respectfully request that the effective date of the Registrant’s Registration Statement, as amended, by Pre-Effective Amendment No. 1 filed on September 23, 2019, be accelerated to become effective on or about September 24, 2019, or as soon as practicable thereafter. It is our understanding that Commission staff have previously discussed the possible acceleration of Pre-Effective Amendment No. 1 to the Registration Statement with Kenneth L. Greenberg of Stradley Ronon Stevens & Young, LLP.
Thank you for your prompt attention to the request for. If you have any questions or comments, please contact Kenneth L. Greenberg at (215) 564-8149, or in his absence, please contact Amy G. Smith at (215) 564-8104.
Sincerely,

/s/ Steven J. Gray	/s/ Steven J. Gray
Steven J. Gray	Steven J. Gray
Vice President and Co-Secretary	Vice President and Assistant Secretary
Franklin Mutual Series Funds	Franklin Templeton Distributors, Inc.